

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

Mr. Abdo H. Khoury
Executive Vice President and Chief Financial and Portfolio Officer
Nationwide Health Properties, Inc
610 Newport Center Drive, Suite 1150
Newport Beach, California, 92660

     Re: Nationwide Health Properties, Inc
            Form 10-K for the year ended December 31, 2009
            Filed February 18, 2010
            File No. 001-09028

Dear Mr. Khoury:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Kevin Woody
               Accounting Branch Chief